UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 6, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

iDreamSky Technology Limited
File No. 333-197246 - CF#31175

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iDreamSky Technology Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on July 3, 2014.

Based on representations by iDreamSky Technology Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.33	through March 7, 2017
Exhibit 10.34	through March 7, 2017
Exhibit 10.35	through March 7, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary